_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 31 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 103 Excerpt from script for KCPL employee information hotline bulletin issued on August 19, 1996.

     Exhibit 104    Employee newsletter distributed August 19, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 19, 1996

                          EXHIBIT INDEX


Exhibit No.                       Description                       Page
__________     _________________________________________________    ____

Exhibit 103 Excerpt from script for KCPL employee information hotline bulletin issued on August 19, 1996

Exhibit 104    Employee newsletter distributed August 19, 1996

                                                                Exhibit 103


[Excerpt from script for KCPL employee information hotline bulletin issued on August 19]


     At Friday's Special Meeting of Shareholders, Kansas City Power & Light Company's chairman Drue Jennings thanked KCPL shareholders for their support and patience throughout this lengthy contested solicitation and expressed optimism about the outcome of the vote.
     A complete copy of the news release and a letter from Drue Jennings is available in the Merger Update icon in the CorpInfo group of Windows. In addition, look for a special merger issue of LightLines today.

                            --------

                                                                Exhibit 104


[Employee newsletter distributed commencing August 19, 1996]


More than 500 KCPL shareholders attended the Special Meeting of Shareholders on Friday, Aug. 16, at the Westin Crown
Center.

                        ------------

KCPL CLOSES VOTE AT SPECIAL MEETING OF SHAREHOLDERS

     Before a standing-room-only crowd of more than 500 shareholders, KCPL President and Chairman Drue Jennings officially closed the proxy vote at 10:30 a.m. on Fri., Aug. 15.
"I'm grateful for the interest and continued confidence our shareholders have demonstrated in the operation of this company," he said. "I thank you for your support and your patience throughout this lengthy proxy solicitation."

     Prior to the closing of the polls at the meeting, all proxy cards and ballots were turned over to the independent inspector of election, Corporation Trust Company, which, over the next several weeks, will tabulate the vote. It is expected that the preliminary tabulation will be provided to both KCPL and Western Resources sometime in September. Jennings promised that KCPL will publicly announce the final results as soon as they are available.

     In closing the meeting, Jennings specifically thanked the employees who have spent untold hours answering phone calls from shareholders.

     At a news conference immediately following the meeting, Jennings fielded additional merger-related questions. Asked about KCPL's strategic plan, he said, "Our plan requires us to think differently than the regulated utility we've always been in the past. We must prepare for different markets and execute those plans effectively. That might include our international business dealings, as well as joint ventures, strategic alliances and business ventures to complete our plans.

     "We believe that merging with UtiliCorp would really accelerate our pace in getting to where we already know we want to go."

                        ------------

MERGER Q&A

Q:  What is the process for counting the votes?
A: All proxy cards and ballots have been turned over to Corporation Trust Company, the independent inspector of election which will tabulate the vote. It is expected that the preliminary tabulation will be provided to both sides sometime in September. Once the preliminary tabulations are available, KCPL and Western Resources each will have the opportunity to examine and challenge the proxy tabulation. After that, the vote will be certified and, at that time, the count will be official.

Q: If the results aren't known yet, why is Western claiming that it received 53 percent of the votes cast?
A: KCPL does not know the results of the vote, and neither does Western. In fact, Western representatives came to the shareholder meeting with news releases stating their victory even before the polls were closed. The figures Western quoted in the media are based on speculation and assumptions. KCPL refuses to engage in such practices and will make the vote public as soon as the results are tabulated.

Q:  When will KCPL proceed with its appeal of the District
    Court ruling?
A: While KCPL plans to appeal the decision requiring approval from two-thirds of outstanding shares, it has not yet been determined when that appeal will be filed.
    KCPL may decide to file an appeal after the preliminary voting results are in or wait for the certified count.

                        ------------

WHAT DID THE SHAREHOLDERS HAVE TO SAY?

     The following are comments from a few of the shareholders who attended the Shareholder Meeting.

"I think the KCPL/UtiliCorp merger is the way to go. I don't think Western manages their company very well, and if they are successful in their hostile takeover, I will sell my stock as soon as they take over."
                                                Rosemary Atkins

"I think a merger with UtiliCorp would be good because each company has some things the other one needs. KCPL shouldn't have to merge with a company they don't want to merge with."
                                                Nola Bargar

"Even though I have stock with KCPL and UtiliCorp, I first voted against the merger. But then I changed my mind and decided to vote for it. I think long-term, and maybe even short-term, it is a better fit financially."
                                                Robert Ferm

"I have been a stockholder for about 16 years and I have been extremely satisfied. I sell when the stock is high and buy when it's low, and KCPL has made me a lot of money."
                                                Harry Hess

"I have stock in all three companies, and I have made money with UtiliCorp and KCPL. I think the management at both companies are fantastic, and I think this would be a great merger. I have been very happy with everything they have done for me."
                                                Joe Posner

"We have always supported KCPL and they have always been good to us."
                                                Ray & Louise McLane

                        ------------

UTILICORP SHAREHOLDERS OVERWHELMINGLY APPROVE KCPL MERGER

     By an overwhelming majority, UtiliCorp shareholders expressed their desire to complete the proposed merger with KCPL. Of the shares voted, approximately 94 percent voted in favor of the merger, with only 4.05 percent opposed.

     "We believe that this merger is right," UCU Chairman
Rick Green said. "This is the way to give shareholders value they will not be able to get any other way.

     "Drue Jennings and I got together because we saw that both of our strategies would be accelerated if we combine.
We greatly appreciate the commitment KCPL's board and management have had in what is a shared vision.

     "As we move ahead with our merger with Kansas City Power & Light, we intend to continue a platform of growth and a platform of increasing shareholder value. It is very clear to us that we can and we have created a vision. But we cannot accomplish that vision without shareholder support and involvement."

     All told, 77 percent of UCU's outstanding shares were voted in favor of the merger. "The level of interest and informed participation among our shareholders is strong and encouraging, representing an enthusiastic partnership and a resounding endorsement of our plans for future growth,"
Green said.